Filed Pursuant to Rule 253(g)(2)

File No. 024-11794

Supplement No. 1 to Offering Circular dated July 8, 2022

GenesisAI Corporation

201 SE 2nd Ave., Miami, Florida 33131
+1 (617) 922-4131, www.genesisai.io

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Offering Circular of GenesisAI Corporation (the “Company”), dated July 8, 2022 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company and the selling stockholders are offering a maximum of 17,613,626 shares of Class A Common Stock at an offering price of $4.25 per share for gross proceeds of up to $74,857,914 on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

This Supplement is being filed to include certain supplemental content filed with a Current Report on Form 1-U filed with the Securities and Exchange Commission on July 11, 2022.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is July 11, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): July 8, 2022

(Date of earliest event reported)

GENESISAI CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	83-1119348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

201 SE 2nd Ave., Miami, FL 33131

(Full mailing address of principal executive offices)

(617) 922-4131

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●	Class A Common Stock, $0.0001 par value per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On July 11, 2022, GenesisAI Corporation (the “Company”) filed a Form C/A (the “Form C/A”) with the Securities and Exchange Commission (the “SEC”), which disclosed that the Company will be conducting an offering under Regulation Crowdfunding under the Securities Act of 1933, as amended (the “Regulation Crowdfunding Offering”), with NetCapital Funding Portal Inc. acting as the funding portal for the Regulation Crowdfunding Offering. Investors seeking further information about the Regulation Crowdfunding Offering should refer to the Form C/A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENESISAI CORPORATION
a Delaware corporation

By:	/s/ Archil Cheishvili
Name:	Archil Cheishvili
Its:	Chief Executive Officer
Date:	July 11, 2022

2